UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

C&J Energy Services, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

12467B304
(CUSIP Number)

Thomas J. Murphy
c/o General Atlantic Service Company, LLC
55 East 52nd Street,
32nd Floor
New York, NY 10055
(212) 715-4000
(Name, Address and Telephone Number of
Person Authorized to Receive
Notices and Communications)

November 17, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12467B304	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 90, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,316,323
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,316,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,316,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12467B304	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 93, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,316,323
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,316,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,316,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12467B304	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,316,323
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,316,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,316,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12467B304	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,316,323
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,316,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,316,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12467B304	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,316,323
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,316,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,316,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 12467B304	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,316,323
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,316,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,316,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 12467B304	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,316,323
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,316,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,316,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 12467B304	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,316,323
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,316,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,316,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12467B304	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,316,323
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,316,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,316,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 12467B304	Page 10 of 15 Pages

Item 1.  Security and Issuer.

This Amendment No. 4 (this “Amendment”) to the Schedule 13D filed on April 9, 2012, as amended by Amendment No. 1 to such Schedule 13D filed on April 17, 2012, Amendment No. 2 to such Schedule 13D filed on July 25, 2012 and Amendment No. 3 to such Schedule 13D filed on May 22, 2013, relates to the common stock, par value $0.01 per share (the “Common Stock”), of C&J Energy Services, Inc., a Delaware corporation (the “Company”), and is being filed to amend the Schedule 13D as specifically set forth below.  The address of the principal executive office of the Company is 10375 Richmond Avenue, Suite 2000, Houston, Texas 77042.

Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

Item 2.  Identity and Background.

Item 2 is hereby amended and replaced in its entirety with the following:

This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The members of the group are General Atlantic Partners 90, L.P., a Delaware limited partnership (“GAP 90”), General Atlantic Partners 93, L.P., a Delaware limited partnership (“GAP 93”), GAPCO GmbH & Co. KG, a German limited partnership (“KG”), GAP Coinvestments CDA, L.P., a Delaware limited partnership (“CDA”), GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”), GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”), GAPCO Management GmbH, a German corporation (“GmbH Management”), General Atlantic GenPar, L.P., a Delaware limited partnership (“GenPar”), and General Atlantic LLC, a Delaware limited liability company (“GA” and, collectively with GAP 90, GAP 93, KG, CDA, GAPCO III, GAPCO IV, GmbH Management and GenPar, the “Reporting Persons”). The Reporting Persons (other than KG and GmbH Management) are located at c/o General Atlantic Service Company, LLC, 55 East 52nd Street, 32nd Floor New York, NY 10055.  KG and GmbH Management are located at c/o General Atlantic GmbH, Maximilianstrasse 35b, 80539 Munich, Germany.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

GA is the general partner of GenPar, which is the general partner of GAP 90 and GAP 93. GA is the general partner of CDA and the managing member of GAPCO III and GAPCO IV. GmbH Management is the general partner of KG. There are 24 managing directors of GA (the “GA Managing Directors”). The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and hereby incorporated by reference. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

Item 4.  Purpose of Transaction.

No material change.

CUSIP No. 12467B304	Page 11 of 15 Pages

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

All ownership percentages set forth herein assume that there are 55,335,224 shares of Common Stock outstanding, as reported in the Company’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2014.

(a)           As of the date hereof, GAP 90 owns of record 4,921,886 shares of Common Stock, representing 8.9% of the Company’s issued and outstanding shares of Common Stock, GAP 93 owns of record 969,135 shares of Common Stock, representing 1.8% of the Company’s issued and outstanding shares of Common Stock, KG owns of record 13,957 shares of Common Stock, representing less than 0.1% of the Company’s issued and outstanding shares of Common Stock, CDA owns of record 14,219 shares of Common Stock, representing less than 0.1% of the Company’s issued and outstanding shares of Common Stock, GAPCO III owns of record 333,497 shares of Common Stock, representing 0.6% of the Company’s issued and outstanding shares of Common Stock and GAPCO IV owns of record 63,629 shares of Common Stock, representing 0.1% of the Company’s issued and outstanding shares of Common Stock.  As of the date hereof, GmbH Management, GenPar and GA each own of record no shares of Common Stock.  As of the date hereof, the Reporting Persons may be deemed to beneficially own, in the aggregate, 6,316,323 shares of Common Stock, representing approximately 11.4% of the Company’s outstanding Common Stock.

By virtue of the fact that (i) GA is the general partner of CDA and GenPar, (ii) GenPar is the general partner of GAP 90 and GAP 93, (iii) GA is the managing member of GAPCO III and GAPCO IV and (iv) GmbH Management is the general partner of KG, the Reporting Persons may be deemed to beneficially own an aggregate of 6,316,323 shares of Common Stock and to have the shared power to vote or to direct the vote of the 6,316,323 shares of Common Stock.

(b)           (i) None of the Reporting Persons has the sole power to direct the voting and disposition of the shares of Common Stock which each owns of record.

(ii) Please see Item 5(a), which is hereby incorporated by reference.

CUSIP No. 12467B304	Page 12 of 15 Pages

(c)           Except as set forth below, or otherwise set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

On November 7, 2014, the Reporting Persons listed below acquired the following number of shares of Common Stock at the price per share set forth below in open market transactions.

Reporting Person	Shares of Common Stock Acquired	Price Per Share
GAP 93	11,301	$18.95
KG	39	$18.95
GAPCO CDA	35	$18.95
GAPCO III	907	$18.95
GAPCO IV	170	$18.95

 On November 10, 2014, the Reporting Persons listed below acquired the following number of shares of Common Stock at the price per share set forth below in open market transactions.

Reporting Person	Shares of Common Stock Acquired	Price Per Share
GAP 93	90,758	$18.79
KG	313	$18.79
GAPCO CDA	283	$18.79
GAPCO III	7,282	$18.79
GAPCO IV	1,364	$18.79

 On November 11, 2014, the Reporting Persons listed below acquired the following number of shares of Common Stock at the price per share set forth below in open market transactions.

Reporting Person	Shares of Common Stock Acquired	Price Per Share
GAP 93	116,567	$18.69
KG	402	$18.69
GAPCO CDA	363	$18.69
GAPCO III	9,352	$18.69
GAPCO IV	1,751	$18.69

 On November 12, 2014, the Reporting Persons listed below acquired the following number of shares of Common Stock at the price per share set forth below in open market transactions.

Reporting Person	Shares of Common Stock Acquired	Price Per Share
GAP 93	90,759	$18.69
KG	313	$18.69
GAPCO CDA	282	$18.69
GAPCO III	7,282	$18.69
GAPCO IV	1,364	$18.69

CUSIP No. 12467B304	Page 13 of 15 Pages

 On November 13, 2014, the Reporting Persons listed below acquired the following number of shares of Common Stock at the price per share set forth below in open market transactions.

Reporting Person	Shares of Common Stock Acquired	Price Per Share
GAP 93	136,075	$18.67
KG	469	$18.67
GAPCO CDA	424	$18.67
GAPCO III	10,918	$18.67
GAPCO IV	2,045	$18.67

 On November 17, 2014, the Reporting Persons listed below acquired the following number of shares of Common Stock at the price per share set forth below in open market transactions.

Reporting Person	Shares of Common Stock Acquired	Price Per Share
GAP 93	149,170	$18.50
KG	515	$18.50
GAPCO CDA	464	$18.50
GAPCO III	11,968	$18.50
GAPCO IV	2,242	$18.50

On November 18, 2014, the Reporting Persons listed below acquired the following number of shares of Common Stock at the price per share set forth below in open market transactions.

Reporting Person	Shares of Common Stock Acquired	Price Per Share
GAP 93	198,831	$17.97
KG	685	$17.97
GAPCO CDA	619	$17.97
GAPCO III	15,953	$17.97
GAPCO IV	2,988	$17.97

On November 19, 2014, the Reporting Persons listed below acquired the following number of shares of Common Stock at the price per share set forth below in open market transactions.

Reporting Person	Shares of Common Stock Acquired	Price Per Share
GAP 93	175,674	$17.82
KG	606	$17.82
GAPCO CDA	547	$17.82
GAPCO III	14,095	$17.82
GAPCO IV	2,640	$17.82

(d)           No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock owned by any of the Reporting Persons.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

No material change.

Item 7.  Materials to be Filed as Exhibits.

The documents filed as exhibits in the Schedule 13D are hereby incorporated by reference herein.

Exhibit 1:	Filed herewith.

Exhibit 2:	As previously filed.

Exhibit 3:	As previously filed.

CUSIP No. 12467B304	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 2014

GENERAL ATLANTIC PARTNERS 90, L.P.

By:	General Atlantic GenPar, L.P., its general partner

By:	General Atlantic LLC, its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GENERAL ATLANTIC PARTNERS 93, L.P.

By:	General Atlantic GenPar, L.P., its general partner

By:	General Atlantic LLC, its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH, its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Procuration Officer

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC, its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

CUSIP No. 12467B304	Page 15 of 15 Pages

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC, its managing member

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC, its managing member

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Procuration Officer

GENERAL ATLANTIC GENPAR, L.P.

By:	General Atlantic LLC, its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

EXHIBIT 1
to SCHEDULE 13D
JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

 Dated:  November 19, 2014

GENERAL ATLANTIC PARTNERS 90, L.P.

By:	General Atlantic GenPar, L.P., its general partner

By:	General Atlantic LLC, its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GENERAL ATLANTIC PARTNERS 93, L.P.

By:	General Atlantic GenPar, L.P., its general partner

By:	General Atlantic LLC, its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH, its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Procuration Officer

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC, its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC, its managing member

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC, its managing member

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Procuration Officer

GENERAL ATLANTIC GENPAR, L.P.

By:	General Atlantic LLC, its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

SCHEDULE A

GA Managing Directors

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	600 Steamboat Road Greenwich, Connecticut 06830	United States
William E. Ford (Chief Executive Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States
J. Frank Brown (Chief Operating Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Thomas J. Murphy (Chief Financial Officer)	600 Steamboat Road Greenwich, Connecticut 06830	United States
John D. Bernstein	23 Savile Row London W1S 2ET United Kingdom	United Kingdom
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Mark F. Dzialga	600 Steamboat Road Greenwich, Connecticut 06830	United States
Cory A. Eaves	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Martin Escobari	Rua Dr. Renato Paes de Barros, 1017 15Ъ andar 04530-001 Sao Paulo, Brazil	Bolivia and Brazil

Name	Business Address	Citizenship
Patricia Hedley	600 Steamboat Road Greenwich, Connecticut 06830	United States
David C. Hodgson	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Rene M. Kern	55 East 52nd Street 32nd Floor New York, New York 10055	United States and Germany
Jonathan C. Korngold	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Xuesong (Jeff) Leng	Suite 5801, 58th Floor Two International Finance Center 8 Finance Street Central, Hong Kong	Hong Kong SAR
Anton J. Levy	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Adrianna C. Ma	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Sandeep Naik	17th Floor Express Towers Nariman Point Mumbai 400 021 India	United States

Name	Business Address	Citizenship
Andrew C. Pearson	600 Steamboat Road Greenwich, Connecticut 06830	United States
Brett B. Rochkind	228 Hamilton Ave. Palo Alto, CA 94301	United States
David A. Rosenstein	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Philip P. Trahanas	600 Steamboat Road Greenwich, Connecticut 06830	United States
Robbert Vorhoff	55 East 52nd Street 32nd Floor New York, New York 10055	United States